November 18, 2005
VIA FACSIMILE 202/772-9208
Securities and Exchange Commission
Washington, DC 20549
Attn: Gregory Dundas, Esq.

Re:	Wachovia Corporation (File No. 1-10000)
Registration Statement on Form S-4 (Reg. No. 333-129196)
Dear Mr. Dundas:
     The Securities and Exchange Commission has notified Wachovia Corporation (“Wachovia”) that the Commission has no further comments to the above-referenced registration statement. Wachovia will file an amendment to the registration statement on November 21, 2005 containing certain items as discussed with the Commission. Wachovia respectfully requests that the Securities and Exchange Commission declare the above-referenced registration statement effective on November 22, 2005, at 12:00 p.m. or as soon thereafter as practicable. In connection with filing the amendment to the registration statement, Wachovia will furnish the Commission with a separate letter that addresses the matters raised in the Commission’s letter of November 4, 2005.
     Should you have any questions about the foregoing, please contact the undersigned at (704) 374-3234. Thank you.

Very truly yours,

Ross E. Jeffries, Jr.